Mail Stop 3561

July 11, 2006

Mr. Peter K. Nelson
President and C.F.O.
Desert Mining, Inc.
4328 Hwy. 66
Longmont, CO 80504

Re: Desert Mining, Inc.
Form 10-KSB
Filed April 3, 2006
File No. 000-32123

Dear Mr. Nelson:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for theYear Ended December 31, 2005

Item 8A – Controls and Procedures, page 6

1.   Please revise your disclosure to eliminate the partial definition of disclosure controls and procedures provided in the last sentence of the first paragraph of your disclosure (all of the language following the word "effective"). Alternatively, revise your disclosure to include a complete definition of disclosure controls and procedures, along with a clear conclusion regarding effectiveness with respect to each component.

Financial Statements

Statement of Cash Flows, page F-6

2.   Please revise to present separately cash payments for the acquisition of oil
        and gas leases, proceeds from sales of oil and gas leases, and any gains or
        losses on the disposition of oil and gas interests.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.   Please expand your disclosure to describe the material terms of revenue
        generating transactions, the accounting literature you believe to be applicable,
        and how each major type of revenue transaction complies with this guidance.
        Also, please clarify if the oil and gas leases presented on the balance sheet are
        held for resale or are being actively explored. To the extent that interests in
        oil and gas properties are sold, such transactions should be evaluated for
        classification under the guidance in SFAS 144 and should not be classified as
        revenue. We may have additional comments after reviewing your response.

Note 3 - Oil & Gas Leases, page F-9

4.   As applicable, please expand your disclosure to include all items required by
        paragraphs 10-34 of SFAS 69. Please ensure your disclosure is consistent
        with Illustrations 1-5 of Appendix A of SFAS 69.

5.   Considering the above, please cite the specific authoritative accounting
        literature you relied upon to capitalize landman, geological, and geophysical
        services. Further, please explain why you capitalize the initial costs of leases
        and expense the required yearly payments.

Note 4 - Note Payable, page F-10

6.   We note your disclosure regarding the warrants issued in conjunction with
        the note payable. It appears that the note was valued at $750,000 and the
        warrants valued at $0. Please cite the specific authoritative literature you
        utilized to support your accounting treatment. In your response, please
        provide a narrative discussion addressing the applicability of APB 14,
        particularly paragraph (16), EITF 00-19 and EITF 00-27.

7.   Please file the note payable and warrant agreements as material contract exhibits in accordance with Item 601 of Regulation S-B. Also, please revise your disclosure to disclose the fair value of the warrants and the major assumptions used to value them.

Note 5 – Capital Stock, page F-10

8.   We note that the value of the securities issued in the acquisition does not appear to have been based on the quoted market price of your common stock. When securities are issued, GAAP requires the use of quoted market prices where available, without discount for illiquidity, trading restrictions or block discounts. Please revise your disclosure to clarify how you determined fair value and allocated the cost of the acquired entity in your accounting for the purchase of 44 Mag Production, Inc., and cite the authoritative literature you relied upon. In your response, consider SFAS 141, paragraphs 20 to 23 and 35 to 39.

9.   It appears that goodwill was expensed at the date of consummation. Tell us why you believe this treatment is accordance with paragraph 43 of SFAS 141 and paragraphs 18-29 of SFAS 142. Also, tell us why the charge was not classified as a component of loss from continuing operations as required by paragraph 43 of SFAS 142.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   ·   the company is responsible for the adequacy and accuracy of the disclosure in the

filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies